UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 493rd MEETING OF THE BOARD OF DIRECTORS OF
TELEFÔNICA BRASIL S.A., HELD ON APRIL 30th, 2025

1.   DATE, TIME AND VENUE: On April 30th, 2025, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Regulations (“Rules”) of the Board of Directors and Technical and Consultant Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors of the Company, who subscribe these minutes, as provided for in Article 15, Paragraph 2 of the Company’s Rules, establishing, therefore, quorum for instating the meeting, in accordance with the Bylaws. Also present were Mr. Fernando Luciano Pereira, Vice-President of People; as well as the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chariman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining the matters on the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1. CHANGES IN RESPONSIBILITIES AND SPECIFIC DESIGNATIONS OF STATUTORY BOARD MEMBERS: A proposal was presented to the Board of Directors to change the specific responsibilities of members of the Company's Statutory Board, aiming for greater integration between strategic areas and increased operational efficiency. Thus, in accordance with paragraph 1 of article 18, as well as article 21 C-4 of the Bylaws, the changes in individual responsibilities and specific designations of the following statutory directors were approved as follows:

(i)              Director of Businesses and Operations (Chief Operating Officer – COO): Mr. Alex Martins Salgado, who will now have the following responsibilities:

(a)	Ensure alignment of business results with strategic objectives, seeking innovation, growth, and resource optimization;
(b)	Seek greater integration and performance among business, innovation, technology, and operations areas;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 493rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 30th, 2025
(c)	Capture value through commercial and business strategies for acquisition, loyalty, monetization, and retention of the customer base;
(d)	Identify business opportunities through analyses and solutions that contribute to the satisfaction of individual and corporate clients;
(e)	Coordinate and supervise activities related to network and field operations, information technology, innovation, and new business areas;
(f)	Sign documents and acts that require the signature of two Directors, together with another statutory Director; and
(g)	Represent the Company as provided in the Bylaws.

(ii)            Director of Strategy and Regulatory Affairs: Mr. Ricardo Guillermo Hobbs, who will now have the following responsibilities:

(a)	Ensure the execution of the Company's strategy by monitoring and coordinating projects with the greatest impact on the organization;
(b)	Monitor market behavior, threats, opportunities, and the Company's commercial situation to gather relevant information for defining the strategy for the coming years;
(c)	Coordinate and supervise activities related to regulatory affairs, corporate security, and cybersecurity;
(d)	Sign documents and acts that require the signature of two Directors, together with another statutory Director; and
(e)	Represent the Company as provided in the Bylaws.

(iii)        General Secretary and Legal Director: Mr. Breno Rodrigo Pacheco de Oliveira, who, in accordance with article 21 C, item 4, of the Bylaws, will also assume the following function: Coordinate and supervise institutional relations activities.

It was clarified that the specific responsibilities of the Chief Executive Officer and the Chief Financial Officer and Investor Relations Director remain unchanged.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 493rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON APRIL 30th, 2025

The Board of Directors was also informed about changes in the Company's non-statutory organizational structure, including the relocation and creation of certain Vice Presidencies and their responsibilities, as well as the redistribution of non-statutory directorates. The members of the Board of Directors expressed their gratitude for the information and wished success in the new challenges.

5.       CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors adjourned the meeting, and these minutes were drawn up. São Paulo, April 30th, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 493rd Meeting of the Borad of Directors of Telefônica Brasil S.A., held on April 30th, 2025, drawn up in the Company's records. This is a free English Translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 9, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director